FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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(Print or Type Responses)
1. Name and Address of Reporting Person* Goode, David R.	2. Issuer Name and Ticker or Trading Symbol GEORGIA-PACIFIC CORPORATION (GP)						6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
							X	Director	10% Owner
								Officer (give title below)	Other (specify below)

(Last) (First) (Middle) Norfolk Southern Corporation Three Commercial Place	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)		4. Statement for Month/Day/Year 1/01/2003				7. Individual or Joint/Group Filing (Check Applicable Line)
			5. If Amendment, Date of Original (Month/Day/Year)				X	Form filed by One Reporting Person
(Street) Norfolk, VA 23510-2191								Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I --Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Trans- action Code (Instr.8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner- ship (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Georgia-Pacific Common Stock								12,004.000	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.	*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).	Page 1 of 3 pages
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.			(Over) SEC 1474 (9-02)

FORM 4 (continued)	Table II --Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr.8)		5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4 and 5)		6. Date Exer- cisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned Follow- ing Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deri- vative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
GEORGIA-PACIFIC OUTSIDE DIRECTORS STOCK OPTION PLAN	$24.800							02/01/03 (1)	02/01/12	Georgia-Pacific Common Stock	4,000.000		4,000.000	D
Phantom Stock Units - GP	1 for 1	01/01/03		A	V	707.547		(2)	(2)	Georgia-Pacific Common Stock	707.547	$15.900	22,558.613 (3)	D

Explanation of Responses:
See continuation page(s) for footnotes
		/s/ Joanna B. Bossin	January 2, 2003

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.	**Signature of Reporting Person	Date
	See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	By: Joanna B. Bossin Attorney-in-Fact For: David R. Goode
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.	Page 2 of 3 pages	Page 2 SEC 1474 (9-02)

David R. Goode Norfolk Southern Corporation Three Commercial Place Norfolk, VA 23510-2191	Georgia-Pacific Corporation (GP) January 1, 2003	Page 3 of 3 pages

(1)

Under the terms of the Georgia-Pacific Corporation Outside Directors Stock Option Plan, granted options vest in three annual installments beginning February 1, 2003, and may be exercised (to the extent vested) beginning on such vesting date and continuing to February 1, 2012.

(2)

The phantom stock units were acquired under the Georgia-Pacific Corporation Directors Deferred Compensation Plan, and will be settled in cash upon the reporting person's retirement. Payments will be made on a date or dates certain, based on the reporting person's irrevocable election to receive either a single cash payment or a specified number of annual installments.

(3)	Includes 158.479 phantom stock units acquired pursuant to a dividend reinvestment feature of the Georgia-Pacific Corporation Directors Deferred Compensation Plan.